SCHEDULE 13D-A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/18/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

1,681,300

8. SHARED VOTING POWER

634,750

9. SOLE DISPOSITIVE POWER

2,316,050
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,316,050

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.52%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________


This statement constitutes Amendment #2 to the schedule 13d filed December 12, 2008. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On December 18, 2008 a member of the group sent the attached letters to the issuer


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on 9/30/2008 there were 12,505,000 shares of common stock outstanding as of September 30, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to vote 1,681,300 shares of TMI and share voting power on 634,750 shares.Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to dispose of 2,316,050 shares.

c) During the past 60 days no shares of TMI were purchased.
None.


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Company
Exhibit 2. Letter to Company


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/18/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1:

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-2150 // pgoldstein@bulldoginvestors.com

December 10, 2008

Theodore S. Green, Chairman & Co-CEO
Malcolm Bird, Co-CEO
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

Dear Messrs. Green and Bird:
Opportunity Partners L.P. is the beneficial owner of shares of TM Entertainment and Media, Inc. (TMI) valued in excess of $2,000.00. We have held our shares continuously for at least 12 months and intend to hold them through the next
annual meeting.   We hereby submit the following proposal and supporting
statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in managements proxy materials for the next meeting of stockholders.
RESOLVED: The board is requested to take action to dissolve the Company as soon as possible.
Supporting Statement

Due to current market conditions, we believe there is virtually no chance that TMI can complete a transaction by October 17, 2009. Since its stock price is significantly below the value of the trust account, we believe it is in the best interests of TMIs shareholders to dissolve TMI as soon as possible.
If you want to get cashed out now, please vote for this proposal.
    							Very truly yours,

Phillip Goldstein
Kimball & Winthrop, Inc.
							General Partner



Exhibit 2:

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-2150 // pgoldstein@bulldoginvestors.com

December 18, 2008

Theodore S. Green, Chairman & Co-CEO
Malcolm Bird, Co-CEO
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

Dear Messrs. Green and Bird:

Pursuant to sections 2.2 and 3.3 of the bylaws of TM Entertainment & Media,Inc.
(TMI)please be advised that at the next shareholder meeting of TMI we intend to: (1) submit a proposal requesting the board to promptly take the necessary actions to dissolve TMI and make a liquidating distribution to the public shareholders (2) propose a bylaw to take effect at the meeting to increase the size of the board from four to seven directors, and
(3) nominate a slate of directors to fill all open seats. Opportunity Partners, the nominating and proposing shareholder,is part of a group that is 13-D filer. Opportunity Partners beneficially owns approximately 611,500 common shares of TMI and the filing group owns in aggregate approximately 2,316,050 shares. Each nominee has consented to being named in our proxy statement and to serve as a director if elected. There are no arrangements or understandings between Opportunity Partners and any nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent any nominee from acting in the best interest of TMI. Assuming the term of only one director will expire at the meeting, our nominees are: Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496 Mr. Hellerman is a director of
MVC Acquisition Corp. and is a director and Chairman of the Audit Committee of MVC Capital, Inc. Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm,since the firms inception in 1993. He currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc.
(NYSE: MXE), and is a manager and Chairman of the Audit Committee of the Old Mutual Absolute Return and Emerging Managers fund complex, which consists of six funds, a director of Brantley Capital Corporation and was a director and Chairman of the Audit Committee of AirNet Systems, Inc. until June 2008.
Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook,
NJ 07663 Mr. Dakos is a self-employed investment advisor and a principal of the general partner of six private investment partnerships in the Bulldog Investors group of funds.
He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.
Phillip Goldstein (born 1945); Park 80 West, Plaza Two, Suite 750, Saddle Brook NJ 07663 Mr.Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2000,Brantley Capital Corporation since 2001 and ASA Ltd since 2008.
Rajeev Das (born 1968); Park 80 West, Plaza Two, Suite 750, Saddle Brook,
NJ 07663 Mr.Das Principal of the Bulldog Investors group of funds and Managing Member of the general partner of Opportunity Income Plus L.P.;Director of Mexico Equity and Income Fund, Inc. (since 2001). In 2006 he served as director of Brantley Capital Corporation.
None of our nominees personally owns any shares of TMI. Each nominee other than Mr.Hellerman is a principal of one or more of the entities that are general partners of affiliates of Opportunity Partners and they collectively beneficially own approximately 2,316,050 common shares of the Fund,all of which were purchased since October 17, 2007.
Please notify us as soon as possible if you need any further information or if you believe there are any deficiencies in this advance notice letter. Thank you.

    							Very truly yours,

Phillip Goldstein
Kimball & Winthrop, Inc.
							General Partner